                            ASSET PURCHASE AGREEMENT

    THIS ASSET PURCHASE AGREEMENT is made as of the 28th day of March, 1997, by and among Roy E. Henderson ("Henderson"), a resident of Harris County, Texas, and Fort Bend Broadcasting Company, Inc. ("FBBC"), a Texas corporation wholly owned by Roy E. Henderson (Henderson and FBBC hereinafter referred to jointly as "Seller"), and Tichenor Media System, Inc., a Texas corporation ("Purchaser").


                              W I T N E S S E T H:

    WHEREAS, Henderson is the individual licensee of FM Radio Station KLTO-FM f/k/a KMPQ-FM (the "Station") authorized by the Federal Communications Commission (the "Commission" or "FCC"); and

    WHEREAS, FBBC is a Texas corporation in good standing wholly owned and controlled by Henderson that holds title to various assets which are used in the operation of the Station; and

    WHEREAS, the Purchaser and the Seller have previously entered into that certain Option Agreement (the "Option Agreement") pursuant to which the Seller granted to Purchaser an option to purchase (the "Purchase Option") from Seller all of the radio station properties and assets used or useful in the ownership and operation of the Station; and

    WHEREAS, the FCC licenses used in the operation of the Station may not be assigned to Purchaser without the prior written consent of the Commission; and

    WHEREAS, the Seller desires to sell to Purchaser, and Purchaser desires to purchase from the Seller, all of the radio station properties and assets used or useful in the ownership and operation of the Station under the terms and conditions herein set forth; and

    WHEREAS, the Seller and the Purchaser have previously entered into a Time Brokerage Agreement (as amended to date, the "Time Brokerage Agreement") pursuant to which the Purchaser broadcasts or broadcasted certain programs on the Station as of the effective date of the Time Brokerage Agreement (the "Time Brokerage Date");

    NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1.  PURCHASE AND SALE OF ASSETS.

    1.1 PURCHASE AND SALE OF STATION ASSETS. Subject to the conditions set forth in this Agreement, at the Closing (as defined hereinafter), the Seller shall assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from the Seller, all right, title and interest in and to the following assets that are owned or held by Seller, whether or not on the books and records of Seller (the "Station Assets"), free and clear of all liens, security interests, charges, encumbrances and rights of others, except those assets specifically listed on Exhibit "A" attached hereto or which may be added to Exhibit "A" by mutual consent prior to the Closing (the "Excluded Assets"):

    (a) All licenses issued by or pending before the FCC together with all other construction permits or authorizations issued by or pending before the FCC to Seller for use at the Station or any other governmental authority for the operation of the Station, together with any and all renewals, extensions and modifications thereof ("Governmental Licenses");

    (b) All real and personal property, tangible or intangible, owned by Seller which is used or useful in the operation of the Station, including, but not limited to, the real property described on Exhibit "B" hereto (the "Real Property"), broadcast towers and antennas, transmitters and transmitter equipment, studio equipment, tapes and record libraries, office equipment and furniture (all as more particularly set forth on Exhibit "B" hereto), together with replacements thereof and additions thereto made between the date hereof and the Closing;

    (c) All tradenames, trademarks, patents, service marks, call letters, copyrights, logos and similar intangibles owned by Seller and used in Station operations;

    (d) All programming materials, programs, jingles and promotional materials owned or held by Seller and used in the operation of the Station, whether recorded on tape or any other substance or intended for live performance, and whether completed or in production; and

    (e) Unless as may be otherwise required by law, all books and records related to the Station Assets or the operation of the Station, including all financial, accounting and property tax records, computer data and programs, market data, FCC logs, all materials maintained in the Seller's FCC public file, technical data and records and all correspondence with and documents pertaining to suppliers, governmental authorities and other third parties (provided, however, that copies of the same may be retained by the Seller).

    1.2    NO ASSUMED LIABILITIES.   At the Closing, the Purchaser shall
assume (i) those specified contractual obligations of the Station listed on Exhibit "C" hereto, as the same may be amended through the Closing Date with the mutual consent of Seller and Purchaser, and (ii) those obligations and liabilities incurred by Purchaser after the Time Brokerage Date (collectively, the "Assumed Liabilities"), and the Purchaser agrees to pay and perform the Assumed Liabilities after the Closing Date. Except as specifically set forth on such Exhibit "C", Purchaser does not assume and shall in no event be liable for any debt, obligation, responsibility or liability of the Station, Seller, any subsidiary or any affiliate or successor of Seller, or any claim against any of the foregoing, whether known or unknown, contingent or absolute, or otherwise.

2.  CONSIDERATION; CLOSING.

    2.1 PURCHASE PRICE. The consideration to be received by the Seller in exchange for the Station Assets (the "Purchase Price") shall be $3.08 million in cash, of which $330,000 shall be paid on the date hereof as a prepayment of the Purchase Price, and the balance shall be paid on the Closing Date.

    2.2    STATION UPGRADE; UPGRADE PAYMENT.

    (a) Purchaser intends to pursue an upgrade of the Station's broadcast authorization to Class C1 status permitting Purchaser to relocate the Station's transmitter site to a location at or near the Senior Road/McHard Road transmitter "farm" location (such upgrade of the Station's broadcast authorization is referred to herein as the "Full Upgrade"), and Seller will cooperate with and assist Purchaser as described below and as reasonably necessary in obtaining the same. The Seller shall withdraw or revise any other present or future applications or rule making petitions filed by the Seller, FBBC, or their affiliates, with the Commission, including but not limited to those for changes in the broadcast authorizations of other radio stations owned by the Seller, FBBC or their affiliates, to the extent such applications or petitions might unfavorably impact the prospects of the Commission's granting of the full upgrade or, in the circumstances described below, the "Partial Upgrade". If the Full Upgrade and Construction Permit is not economically or technically feasible (as determined in good faith by Purchaser), then the Purchaser intends to pursue alternatives to improve the Station's broadcast signal and to relocate the transmitter site to maximize the number of persons living in the Houston metro area (as that term is defined by Arbitron) covered by the Station's 70 dbu contour (such improvement and relocation, if obtained, being referred to herein as a "Partial Upgrade"). Purchaser's documented legal, engineering and similar expenses incurred in obtaining the Full Upgrade or Partial Upgrade shall be referred to herein as the "Upgrade Expenses."

    (b) In the event that the Full Upgrade or Partial Upgrade is obtained prior to April 1, 2004, the Purchaser shall pay to Seller, within 10 days after such date (the "Determination Date") as the FCC has approved the Upgrade Petition (provided, however, that the payment date may be extended as necessary to determine the "Fair Market Value" as described herein), an amount in cash equal to the following:

         (i) In the case of the Full Upgrade, the amount of (W) $14 million less (X) $3.08 million, less (Y) the Unearned Portion of prepayments (as that term is defined in the Time Brokerage Agreement) made by Purchaser to Seller pursuant to the Time Brokerage Agreement (which payments shall be defined collectively herein the "TBA Prepayment") less (Z) Purchaser's Upgrade Expenses.

        (ii) In the case of the Partial Upgrade, the amount of (W) the "Formula Price" less (X) $3.08 million less (Y) the TBA Prepayment less (Z) Purchaser's Upgrade Expenses.

For the purposes of this Section 2.2 (b), the "Formula Price" shall be equal to the following:

         (i) If the "Fair Market Value" of the Station Assets is more than $14 million, then the Formula Price will be equal to the average of (X) $10 million and (Y) the Fair Market Value; and

        (ii) If the Fair Market Value is less than $14 million, the Formula Price will be equal to the greater of (X) 85% of the Fair Market Value and
    (Y) $10 million.

In order to determine the "Fair Market Value" of the Station Assets, the Seller and Purchaser shall each select an appraiser with at least five years of experience in appraising companies engaged in the ownership and operation of radio broadcast stations (collectively the "Two Appraisers"). Each of the Two Appraisers shall determine the Fair Market Value as of the Determination Date within 60 days of their selection and shall deliver to each of the Seller and the Purchaser a copy of its appraisal within such 60 day period. If the determination of each of the Two Appraisers is 90% or more but less than 110% of the average of the two determinations, the Fair Market Value shall be such average. If the determination of either of the Two Appraisers is less than 90% or more than 110% of such average, then the Two Appraisers shall, within five days thereafter, select a third appraiser with at least five years' experience in appraising companies engaged in the ownership and operation of radio broadcast stations. The determination of such third appraiser (which shall be completed within 60 days of its selection and shall not be higher than the higher of, nor lower than the lower of, the determinations of the Two Appraisers), shall govern and shall be final and binding on all parties. In determining the Fair Market Value, the appraisers shall value the Station Assets on a "stick" or "base" value as if there were no business or commercial operations of the Station and shall value the Station's broadcast signal as of the Determination Date without any value given to any potential improvement. Each of Seller and the Purchaser shall cooperate with the appraisers to the extent required to complete the appraisals on a timely basis, and the Seller and the Purchaser shall each pay 50% of the costs of all appraisals contemplated by this Agreement.

    2.3 TBA PREPAYMENT. The earlier of (a) the payment of the Upgrade Payment pursuant to Section 2.2 or (b) the seven year anniversary of the date hereof shall be referred to herein as the "Maturity Date." If the Maturity Date is the date on which the Upgrade Payment is paid, the TBA Prepayment shall reduce the Upgrade Payment. If the Maturity Date is the seven year anniversary of the date hereof, Seller shall pay to the Purchaser the TBA Prepayment on such date.

    2.4    TIME OF CLOSING.

    (a) A closing (the "Closing") for the sale and purchase of the Station Assets shall be held at the offices of Purchaser in Dallas, Texas (or such other place as may be agreed upon by the parties in writing) on the date which is the later of (i) the tenth business day after the Final Order (as defined hereinafter) or (ii) the satisfaction of all of the conditions precedent to the obligations of Purchaser and Seller hereunder, or on such other date as may be agreed upon by the parties in writing (the "Closing Date"). The Closing shall be deemed to be effective as of 12:01 a.m. on the Closing Date.

    (b) In order to consummate the transfer of the Station Assets, Seller and Purchaser agree to use their best efforts to file, within five business days after the date hereof, an assignment of license application (the "Application") requesting FCC consent to the assignment from the Seller to Purchaser of all Governmental Licenses relating to the operation of the Station. The parties agree that the Application will be prosecuted in good faith and with due diligence. The parties agree to use their reasonable best efforts to file additional information or amendments requested by the FCC orally or in writing within five business days after such request and, in any event, to commence preparation of such additional information or amendments immediately upon request and to complete and file the same with the FCC as rapidly as practical. Each party will be solely responsible for the expenses incurred by it in the preparation, filing and prosecution of the Application (it being understood that the parties will bear equally the FCC filing fee). As used herein, the term "Final Order" shall mean that the FCC has granted or given its consent, without any condition materially adverse to Purchaser or Seller, to the assignment of the Governmental Licenses and the time period for filing any protests, requests for stay, reconsideration by the FCC, petitions for rehearing or appeal of such order shall have expired, and that no protest, request for stay, reconsideration by the FCC, petition for rehearing or appeal of such order shall be pending.

    2.5 CLOSING PROCEDURE. At the Closing, the Seller shall deliver to Purchaser such bills of sale, instruments of assignment, transfer and conveyance and similar documents as Purchaser shall reasonably request. Against such delivery, Purchaser shall (i) issue and deliver to Seller the purchase price in accordance with Section 2.1 above and (ii) execute and deliver the assumption agreements with respect to the Assumed Liabilities as are contemplated by Section 1.3 hereof. Each party will cause to be prepared, executed and delivered all other documents required to be delivered by such party pursuant to this Agreement and all other appropriate and customary documents as another party or its counsel may reasonably request for the purpose of consummating the transactions contemplated by this Agreement. All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.

3.  REPRESENTATIONS AND WARRANTIES OF THE SELLER.

    The Seller hereby represents and warrants to the Purchaser, except as qualified by the Seller's Disclosure Schedule attached hereto as Exhibit "D" (the "Disclosure Schedule"), as follows:

    3.1 ORGANIZATION; GOOD STANDING. FBBC is a corporation, duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to own and lease its properties and assets and to carry on its business as currently conducted.

    3.2 DUE AUTHORIZATION; EXECUTION AND DELIVERY. Subject to the issuance of the Final Order, the Seller has full power and authority to enter into and perform this Agreement and to carry out the transactions contemplated hereby. Prior to the Closing, the Seller will have taken all requisite action to approve the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms, except as may be limited by the availability of equitable remedies or by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally. Neither the execution and delivery by the Seller of this Agreement nor the consummation by it of the transactions contemplated hereby will: (i) conflict with or result in a breach of the articles of incorporation or bylaws of FBBC; (ii) subject to the issuance of the Final Order, violate any statute, law, rule or regulation or any order, writ, injunction or decree of any court or governmental authority, which violation, either individually or in the aggregate, might reasonably be expected to have a material adverse effect on the business or operations of the Seller or Purchaser's ownership of the Station Assets; or (iii) violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under), or result in the creation of any lien on any of the Station Assets pursuant to, any material agreement, indenture, mortgage or other instrument to which the Seller is a party or by which it or its assets may be bound or affected.

    3.3 GOVERNMENTAL CONSENTS. No approval, authorization, consent, order or other action of, or filing with, any governmental authority or administrative agency is required in connection with the execution and delivery by the Seller of this Agreement or the consummation of the transactions contemplated hereby or thereby, other than those of the FCC.

    3.4 TITLE TO ASSETS. The Seller is the sole and exclusive legal owner of all right, title and interest in, and has good and marketable title to, all of the Station Assets, free and clear of liens, claims and encumbrances except (i) liens, claims and encumbrances to be released at Closing and (ii) liens for taxes not yet payable.

    3.5    REAL ESTATE.

    (a) With respect to the Real Property, Seller has good, indefeasible and record title to the Real Property in fee simple absolute, and there is no outstanding liens or encumbrances with respect to the Real Property or any part thereof. Policies of liability insurance exist and will be effective as of the Closing Date with respect to the Real Property, affording such coverage and with limits as are reasonable and customary with respect to the operation of property similar to the Real Property. There is no existing, pending, or notice of threatened litigation, condemnation or sale in lieu thereof, with respect to any portion of the Real Property relating to or arising out of the ownership of the Real Property by any federal, state, county, or municipal department, commission, board, bureau or agency or other governmental instrumentality. There is no proceeding pending or presently being prosecuted for the reduction or increase of the assessed valuation or taxes or other impositions payable in respect of any portion of the Real Property. Seller has not received any notice of a proposed increase in the assessed valuation of the Real Property. Seller has no information or knowledge of any change contemplated in any applicable law, ordinances, or restrictions, or any judicial or administrative action, or any action by adjacent landowners, or natural or artificial conditions upon the Real Property, which would have a material adverse affect upon the Real Property or its value. There is no significant adverse fact or condition relating to the Real Property and Seller knows of no fact or condition of any kind or character whatsoever which adversely affects Purchaser's intended use of the Real Property. Seller has no knowledge of any fact or condition existing which would result or could result in the termination or reduction of the current access from the Real Property to existing highways and roads, or to sewer or other utility services presently serving the Real Property. The Real Property is not within any area determined by the Department of Housing and Urban Development and other applicable governmental authorities to be flood prone under the Federal Flood Disaster Protection Act of 1973, as amended.

    (b) Seller has not received any notice of, and has no knowledge of, any material violation of any zoning, building, health, fire, water use or similar statute, ordinance, law, regulation or code in connection with any real property leased by the Seller and used in connection with the operation of the Station and the Real Property (collectively, the "Real Estate"). To the knowledge of Seller, no fact or condition exists which would result in the termination or impairment of access of the Station to the Real Estate or discontinuation of necessary sewer, water, electrical, gas, telephone or other utilities or services.

    (c) No hazardous or toxic material (as hereinafter defined) exists in any structure located on, or exists on or under the surface of, any of the Real Estate which is, in any case, in material violation by Seller of applicable environmental law. For purposes of this Section, "hazardous or toxic material" shall mean waste, substance, materials, smoke, gas or particulate matter designated as hazardous, toxic or dangerous under any environmental law. For purposes of this Section, "environmental law" shall include the Comprehensive Environmental Response Compensation and Liability Act, the Clean Air Act, the Clean Water Act and any other applicable federal, state or local environmental, health or safety law, rule or regulation relating to or imposing liability or standards concerning or in connection with hazardous, toxic or dangerous waste, substance, materials, smoke, gas or particulate matter.

    3.6 CONDITION OF ASSETS. All of the Station Assets viewed as a whole and not on an asset by asset basis are in good condition and working order, ordinary wear and tear excepted, and are suitable for the uses for which intended, free from any known defects except such minor defects as do not substantially interfere with the continued use thereof.

    3.7 GOVERNMENTAL LICENSES. The Disclosure Schedule lists and accurately describes all Governmental Licenses owned or held by the Seller and necessary for the lawful ownership and operation of the Station and the conduct of the Station's business, except where the failure to hold such Governmental License would not have a material adverse effect on the Station. The Seller has furnished to Purchaser true and accurate copies of all such Governmental Licenses. Each Governmental License is in full force and effect and is valid under applicable federal, state and local laws; the Station is being operated in compliance in all material respects with all rules, regulations and policies of the FCC; and, to the knowledge of Seller, no event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) is reasonably likely to result in the revocation or termination of any Governmental License or the imposition of any restriction of such a nature as might adversely affect the ownership or operation of the Station as now conducted, except for proceedings of a legislative or rule-making nature intended to affect the broadcasting industry generally. The Station, its physical facilities, electrical and mechanical systems and transmitting and studio equipment are being operated in all material respects in accordance with the specifications of the Governmental Licenses.

    3.8 TAXES. All tax reports and returns required to be filed by or relating to the Station Assets or operations (including sales, use, property and employment taxes) have been filed with the appropriate federal, state and local governmental agencies, and there have been paid all taxes, penalties, interest, deficiencies, assessments or other charges due as reflected on the filed returns or claimed to be due by such federal, state or local taxing authorities (other than taxes, deficiencies, assessments or claims which are being contested in good faith and which in the aggregate are not material). There are no examinations or audits pending or unresolved examinations or audit issues with respect to the Seller's federal, state or local tax returns. All additional taxes, if any, assessed as a result of such examinations or audits have been paid. There are no pending claims or proceedings relating to, or asserted for, taxes, penalties, interest, deficiencies or assessments against the Station Assets.

    3.9 LITIGATION. There is no order of any court, governmental agency or authority and no action, suit, proceeding or investigation, judicial, administrative or otherwise that is pending or, to Seller's knowledge, threatened against or affecting the Station which, if adversely determined, might materially and adversely affect the business, operations, properties, assets or conditions (financial or otherwise) of the Station or which challenges the validity or propriety of any of the transactions contemplated by this Agreement.

    3.10 REPORTS. The Seller has duly filed all reports required to be filed by law or applicable rule, regulation, order, writ or decree of any court, governmental commission, body or instrumentality and has made payment of all charges and other payments, if any, shown by such reports to be due and payable, except where the failure to so file or make payment would not have a material adverse effect upon the operations of the Station. All reports required to be filed by the Seller with the FCC with respect to the Station have been filed.

    3.11   EMPLOYEE MATTERS.

    (a) The Disclosure Schedule sets forth all liabilities of the Seller under ERISA or similar laws with respect to employee benefit plans.

    (b) There are no labor disputes of a material nature pending between the Seller, on the one hand, and any of its employees, on the other hand, and there are no known organizational efforts presently being made involving any of such employees. The Seller has complied in all material respects with all laws relating to the employment of labor, including any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and other taxes, and is not liable for any material arrearages of wages or any taxes or penalties for failure to comply with any of the foregoing.

    (c) The Seller has paid when due all salaries, bonuses, commissions and deferred compensation expenses in connection with the employees of the Station for all periods prior to such dates and has paid over to the proper tax collecting agencies all taxes required to be withheld from or paid with respect to such payments for all periods through the payroll date ended most recently prior to the Time Brokerage Date.

    (d) Other than scheduled anniversary raises consistent with prior practice (or as otherwise set forth on the Disclosure Schedule), no increases in compensation to employees will occur or become due at any time prior to the Time Brokerage Date.

    3.12 CONTRACTS AND AGREEMENTS. The Disclosure Schedule contains a list, complete and accurate in all material respects, of all of the following categories of contracts and agreements to which the Station is bound at the date hereof: (i) employee benefit plans, employment, consulting or similar contracts; (ii) contracts that may not be canceled without penalty upon 30 days or less notice; (iii) insurance policies; and (iv) other contracts not made in the ordinary course of business (collectively the "Material Contracts"). The Station is not in default with respect to any of the Material Contracts contained on Exhibit "B" hereto; and, as of the Time Brokerage Date, the Station will have paid all sums and performed all obligations under the Material Contracts included on Exhibit "B" which are required to be paid or performed prior to such date.

    3.13 INTELLECTUAL PROPERTY. The Seller has no knowledge of any claim of infringement or other complaint that the operation of the Station violates or infringes the rights or the trade names, copyrights or trademarks or similar intangible rights of others.

    3.14 THIRD PARTY CONSENTS. By the Closing Date, the Seller will have obtained all consents from any person or entity which are required in connection with the execution and delivery by Purchaser of this Agreement and the consummation of the transactions contemplated hereby, which such consents are described on the Disclosure Schedule.

    3.15 FINDERS AND BROKERS. All negotiations relating to this Agreement and the transactions contemplated herein have been carried on by the Seller directly with the Purchaser. No person has as a result of any agreement or action of the Seller any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment except Mireya Guerrero, whose fee will be paid by Seller.

    3.16 TRANSACTIONS WITH AFFILIATES. Upon the transfer of the Station Assets as contemplated by this Agreement, neither FBBC, Henderson nor any of their affiliates will have any interest in or will own any property used in the conduct of the Station. Purchaser will acquire at the Closing all of the real and personal property used in the operation of the Station, except as otherwise agreed by the Purchaser.

4.  REPRESENTATIONS AND WARRANTIES OF PURCHASER.

    Purchaser hereby represents and warrants to the Seller as follows:

    4.1 ORGANIZATION AND GOOD STANDING. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite corporate power and authority to own and lease its properties and carry on its business as currently conducted.

    4.2 DUE AUTHORIZATION. Subject to the issuance of the Final Order, Purchaser has full power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its respective terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally or general equitable principles.

    4.3 EXECUTION AND DELIVERY. Neither the execution and delivery by Purchaser of this Agreement nor the consummation of the transactions contemplated hereby will: (i) conflict with or result in a breach of the Articles of Incorporation or Bylaws of Purchaser; (ii) subject to the issuance of the Final Order, violate any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental authority; or (iii) violate or conflict with or constitute a default under (or give rise to any right of termination, cancellation or acceleration under) any indenture, mortgage, lease, contract or other instrument to which Purchaser is a party or by which it is bound or affected.

    4.4 CONSENTS. No consent, approval, authorization, license, exemption of, filing or registration with any court, governmental authority, commission, board, bureau, agency or instrumentality, domestic or foreign, is required by Purchaser in connection with the execution and delivery of this Agreement or the consummation by it of any transaction contemplated hereby, other than the consent of the FCC. No approval, authorization or consent of any other third party is required in connection with the execution and delivery by Purchaser of this Agreement and the consummation of the transactions contemplated hereby, except as may have been previously obtained by Purchaser. Purchaser warrants that it is legally qualified to become a licensee of the Station (except as to matters previously disclosed to Seller in writing) and is aware of no material impediment to the approval by the FCC of the assignment of the Governmental Licenses.

    4.5 FINDERS AND BROKERS. All negotiations relating to this Agreement and the transactions contemplated herein have been carried on by the Purchaser directly with the Seller. No person has as a result of any agreement or action of the Purchaser any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment.

5.  CERTAIN COVENANTS AND AGREEMENTS.

    5.1 BEST EFFORTS. Each of the Seller and Purchaser shall take all reasonable action necessary to consummate the transactions contemplated by this Agreement and will use all necessary and reasonable means at its disposal to obtain all necessary consents and approvals of other persons and governmental authorities required to enable it to consummate the transactions contemplated by this Agreement; provided, that the parties agree that such reasonable efforts shall not include participating in hearings before the FCC. Except as otherwise provided herein, each of the Seller and Purchaser acknowledges and agrees that it shall pay all costs, fees and expenses incurred by it in obtaining such necessary consents and approvals, including those certain consents set forth on the Disclosure Schedule. Each party shall make all filings, applications, statements and reports to all governmental agencies or entities which are required to be made prior to the Closing Date by or on its behalf pursuant to any statute, rule or regulation in connection with the transactions contemplated by this Agreement, and copies of all such filings, applications, statements and reports shall be provided to the other. If the FCC determines that the transactions contemplated hereby or a portion thereof are inconsistent or violative of FCC rules or regulations, the parties agree that they will negotiate in good faith to amend, modify or restructure the transactions contemplated hereby so as to be consistent with FCC rules and regulations.

    5.2 PUBLIC ANNOUNCEMENTS. Prior to the Closing Date, all notices to third parties and other publicity relating to the transaction contemplated by this Agreement shall be jointly planned and agreed to by the Seller and Purchaser.

    5.3    NON-COMPETITION AGREEMENT.

    (a) The Seller covenants and agrees that during the Non-Competition Period (as defined herein) it will not directly or indirectly, either as an individual, a partner or a joint venturer, or in any other capacity, (i) invest (other than investments in publicly owned companies which constitute not more than 1% of the voting securities of any such company) or engage in any business that is competitive with the Purchaser's Business (as defined herein), (ii) accept employment with or render services to a competitor of the Business as a director, officer, agent, employee or consultant, (iii) contact, solicit or attempt to solicit or accept or direct business that is competitive with the Business, or (iv) otherwise compete with the Business. As used herein, the term "Non-Competition Period" shall mean the period commencing on the date hereof and terminating on the Maturity Date. As used herein, "Business" shall mean the Spanish language radio business conducted by Purchaser in the Houston metropolitan market (as defined by Arbitron) other than the business conducted by the Seller in KFRD(AM) in Bellville, Texas.

    (b) Each of Henderson and FBBC agree that during the Non-Competition Period they will not (A) enter into any local area marketing agreement, time brokerage agreement, purchase or sale agreement or similar agreement with respect to the Station or (B) transfer or assign any of the Governmental Licenses, unless in each instance such broker, purchaser, transferee, assignee or other person or entity agrees to execute a document (the form and substance of which shall be approved in advance by Purchaser) stating that it will be bound by the covenants contained in this Section 5.3.

    5.4 REAL PROPERTY ASSETS. If Purchaser elects, Purchaser shall not be required to purchase the Real Property and may at its option lease the Real Property from Seller for a 20-year term with the lease payments equal to $1.00 per year. If Purchaser does not make such election, the Seller will transfer the Real Property to Purchaser at the Closing and will provide a title policy and survey of the Real Property on substantially the same terms as provided for that certain Asset Purchase Agreement regarding AM Radio Station KMPQ(AM).

6.  CONDITIONS TO PURCHASER'S CLOSING.

    All obligations of Purchaser under this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions, it being understood that Purchaser may, in its sole discretion, waive any or all of such conditions in whole or in part:

    6.1 REPRESENTATIONS, ETC. The Seller shall have performed in all material respects the covenants and agreements contained in this Agreement that are to be performed by it at or prior to the Closing, and the representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though made at such time (except as contemplated or permitted by this Agreement).

    6.2 CONSENTS. All consents and approvals from the FCC and governmental agencies and (unless the failure to obtain consent would not have a material adverse effect on the Station) from other third parties required to consummate the transactions contemplated by this Agreement shall have been obtained without material cost or other materially adverse consequence to Purchaser and shall be in full force and effect, and the Final Order shall, at the Closing, be in full force and effect.

    6.3 NO ADVERSE LITIGATION. No order or temporary, preliminary or permanent injunction or restraining order shall have been entered and no action, suit or other legal or administrative proceeding by any court or governmental authority, agency or other person shall be pending or threatened on the Closing Date which may have the effect of (i) making any of the transactions contemplated hereby illegal, (ii) materially adversely affecting the value of the Station Assets or (iii) making Purchaser liable for the payment of damages to any person.

    6.4 CLOSING DELIVERIES. Purchaser shall have received each of the documents or items required to be delivered to it pursuant to Section 8.1 hereof.

    6.5 ENVIRONMENTAL AUDIT. The Phase I environmental audit of the real estate on which the Station Assets are located shall not have revealed the existence of any hazardous or toxic material at the real estate which is in material violation of any applicable environmental law or which would require remedial action involving a material cost to the Purchaser. The results of such audit will be kept confidential and will not be disclosed to any third party except (i) to Purchaser's lenders, (ii) as required by law or (iii) in connection with any remediation agreed to by the parties.

7.  CONDITIONS TO SELLER'S CLOSING.

    All obligations of the Seller under this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions, it being understood that the Seller may, in its sole discretion, waive any or all of such conditions in whole or in part:

    7.1    REPRESENTATIONS, ETC.   Purchaser shall have performed in all
material respects the covenants and agreements contained in this Agreement that are to be performed by Purchaser as of the Closing, and the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though made at such time (except as contemplated or permitted by this Agreement).

    7.2 NO ADVERSE LITIGATION. No order or temporary, preliminary or permanent injunction or restraining order shall have been entered and no action, suit or other legal or administrative proceeding by any court or governmental authority, agency or other person shall be pending or threatened on the Closing Date which may have the effect of making any of the transactions contemplated hereby illegal.

    7.3 CLOSING DELIVERIES. The Seller shall have received each of the documents or items required to be delivered to it pursuant to Section 8.2.


8.  DOCUMENTS TO BE DELIVERED AT CLOSING.

    8.1  TO PURCHASER.  At the Closing, there shall be delivered to
Purchaser:

    (a) The bills of sale, agreements of assignment and similar instruments of transfer to the Station Assets contemplated by Section 2.3 hereof.

    (b) A certificate, signed by Henderson both individually and as an executive officer of FBBC, as to the fulfillment of the conditions set forth in Sections 6.1 through 6.3 hereof.

    (c) A copy of all consents and approvals referred to in Section 6.2 hereof.

    (d)  All other items reasonably requested by Purchaser.

    8.2  TO SELLER.  At the Closing, there shall be delivered to the Seller:

    (a) The purchase price contemplated by Section 2.1 hereof, in the form of wire transfer or cashier's or certified check as the Seller may direct.

    (b) A certificate, signed by an executive officer of Purchaser, as to the fulfillment of the conditions set forth in Sections 7.1 and 7.2 hereof.

    (c) An assumption agreement pursuant to which Purchaser shall assume the Assumed Liabilities.

    (d)  All other items reasonably requested by the Seller.


9.  SURVIVAL.

    All representations, warranties, covenants and agreements made by any party to this Agreement or pursuant hereto shall be deemed to be material and to have been relied upon by the parties hereto and shall survive the Closing. The representations and warranties hereunder shall not be affected or diminished by any investigation at any time by or on behalf of the party for whose benefit such representations and warranties were made. All statements contained herein or in any certificate, exhibit, list or other document delivered pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties. No representation or warranty contained herein shall be deemed to be made at any time after the date of this Agreement or, if made in a certificate, the date of such certificate.

10. INDEMNIFICATION OF PURCHASER.

    Subject to the limitations set forth in Sections 9 and 12, the Seller shall indemnify and hold Purchaser harmless from, against, for and in respect of:

    (a) any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by Purchaser because of the breach of any written representation, warranty, agreement or covenant of the Seller contained in this Agreement or any document, certificate or agreement executed in connection with this Agreement;

    (b) any and all liabilities, obligations, claims and demands arising out of the ownership and operation of the Station at all times prior to the Closing Date (other than the liabilities specifically assumed as set forth in Section
1.2 hereto and such liabilities incurred by the Purchaser between the Time Brokerage Date and the Closing Date pursuant to its operation of the Station under the Time Brokerage Agreement); and

    (c) all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by Purchaser in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 10.


11. INDEMNIFICATION OF SELLER.

    Subject to the limitations set forth in Sections 9 and 12, Purchaser shall indemnify and hold the Seller harmless from, against, for and in respect of:

    (a) any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by the Seller because of the breach of any written representation, warranty, agreement or covenant of Purchaser contained in this Agreement or any document, certificate or agreement executed in connection with this Agreement;

    (b) any and all liabilities, obligations, claims and demands arising out of the ownership and operation of the Station on and after the Closing Date or incurred by the Purchaser between the Time Brokerage Date and the Closing Date pursuant to its operation of the Station under the Time Brokerage Agreement, except to the extent the same arises from a breach of any written representation, warranty, agreement or covenant of the Seller contained in this Agreement or any document, certificate or agreement executed in connection with this Agreement;

    (c) any of the liabilities specifically assumed as set forth in Section 1.2; and

    (d) all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by the Seller in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 11.


12. GENERAL RULES REGARDING INDEMNIFICATION.

    The obligations and liabilities of each indemnifying party hereunder with respect to claims resulting from the assertion of liability by the other party or indemnified third parties shall be subject to the following terms and conditions:

    (a) The indemnified party shall give prompt written notice (which in no event shall exceed 30 days from the date on which the indemnified party first became aware of such claim or assertion) to the indemnifying party of any claim which might give rise to a claim by the indemnified party against the indemnifying party based on the indemnity agreements contained in Section 10 or 11 hereof, stating the nature and basis of said claims and the amounts thereof, to the extent known;

    (b) If any action, suit or proceeding is brought against the indemnified party with respect to which the indemnifying party may have liability under the indemnity agreements contained in Section 10 or 11 hereof, the action, suit or proceeding shall, upon the written acknowledgment by the indemnifying party that it is obligated to indemnify under such indemnity agreement, be defended (including all proceedings on appeal or for review which counsel for the indemnified party shall deem appropriate) by the indemnifying party. The indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the indemnified party's own expense unless (A) the employment of such counsel and the payment of such fees and expenses both shall have been specifically authorized in writing by the indemnifying party in connection with the defense of such action, suit or proceeding, or (B) counsel to such indemnified party shall have reasonably concluded and specifically notified the indemnifying party that there may be specific defenses available to it which are different from or additional to those available to the indemnifying party or that such action, suit or proceeding involves or could have an effect upon matters beyond the scope of the indemnity agreements contained in Sections 10 and 11 hereof, in any of which events the indemnifying party, to the extent made necessary by such defenses, shall not have the right to direct the defense of such action, suit or proceeding on behalf of the indemnified party. In the latter such case only that portion of such fees and expenses of the indemnified party's separate counsel reasonably related to matters covered by the indemnity agreements contained in Section 10 or 11 hereof shall be borne by the indemnifying party. The indemnified party shall be kept fully informed of such action, suit or proceeding at all stages thereof whether or not it is represented by separate counsel.

    (c) The indemnified party shall make available to the indemnifying party and its attorneys and accountants all books and records of the indemnified party relating to such proceedings or litigation and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

    (d) The indemnified party shall not make any settlement of any claims without the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.

    (e) If any claims are made by third parties against an indemnified party for which an indemnifying party would be liable, and it appears likely that such claims might also be covered by the indemnified party's insurance policies, the indemnified party shall make a timely claim under such policies and to the extent that such party obtains any recovery from such insurance, such recovery shall be offset against any sums due from an indemnifying party (or shall be repaid by the indemnified party to the extent that an indemnifying party has already paid any such amounts). The parties acknowledge, however, that if an indemnified party is self-insured as to any matters, either directly or through an insurer which assesses retroactive premiums based on loss experience, then to the extent that the indemnified party bears the economic burden of any claims through self-insurance or retroactive premiums or insurance ratings, the indemnifying party's obligation shall only be reduced by any insurance recovery in excess of the amount paid or to be paid by the indemnified party in insurance premiums.

    (f) Except as herein expressly provided, the remedies provided in Sections 10 through 12 hereof shall be cumulative and shall not preclude assertion by any party of any other rights or the seeking of any other rights or remedies against any other party hereto.


13. FAILURE TO CLOSE BECAUSE OF DEFAULT.

    In the event that the Closing is not consummated by virtue of a material default made by a party in the observance or in the due and timely performance of any of its covenants or agreements herein contained ("Default"), the parties shall have and retain all of the rights afforded them at law or in equity by reason of that Default. In addition, the parties hereto acknowledge that the Station Assets and the transactions contemplated hereby are unique, that a failure by the Seller to complete such transactions will cause irreparable injury to the Purchaser and that actual damages for any such failure may be difficult to ascertain and may be inadequate. Consequently, the parties agree that the Purchaser shall be entitled, in the event of a Default by the Seller, to specific performance of any of the provisions of this Agreement in addition to any other legal or equitable remedies to which the Purchaser may otherwise be entitled. In the event any action is brought, the prevailing party shall be entitled to recover court costs, arbitration expenses and reasonable attorneys' fees.

14. TERMINATION AND RESCISSION RIGHTS; RISK OF LOSS.

    14.1 TERMINATION PRIOR TO CLOSING. This Agreement may be terminated by either Purchaser or the Seller (as set forth below), if either such party is not then in Default upon written notice to the other upon the occurrence of any of the following:

    (a) By the non-Defaulting party, if the other party Defaults and such Default has not been cured within 30 days of written notice of such Default by the other party;

    (b) Subject to the provisions of Sections 6 and 7 hereof, by the Seller or the Purchaser if on the Closing Date any of the conditions precedent to the obligations of the Seller or the Purchaser, respectively, set forth in this Agreement have not been satisfied or waived by such party; or

    (c)  By mutual consent of the Seller and the Purchaser; or

    (d) If the Commission designates the Application contemplated by Section 2.2(b) hereof for hearing, either party shall have the option of terminating this Agreement by notice to the other party prior to the commencement of the hearing if the terminating party shall not be in default under the provisions of this Agreement.

Notwithstanding the foregoing, the parties acknowledge that the covenants contained in Sections 5.3 and 15.14 hereof shall continue after the termination of this Agreement, except as otherwise provided in Section 5.3.

    14.2 RISK OF LOSS. Except as set forth in the Time Brokerage Agreement, the Seller shall bear the risk of all damage to, loss of or destruction of any of the Station Assets between the date of this Agreement and the Closing Date. If any material portion of the Station Assets shall suffer any material damage or destruction prior to the Closing Date (other than any such damage or destruction caused by the action or negligence of Purchaser after the Time Brokerage Date), the Seller shall promptly notify the Purchaser in writing of such damage or destruction, shall promptly take all necessary steps to restore, repair or replace such assets at its sole expense, and shall advise the Purchaser in writing of the estimated cost to complete such restoration, repair or replacement and all amounts actually paid as of the date of the estimate. The Purchaser may extend the Closing Date for a period not exceeding 45 days to accomplish such restoration, repair or replacement, but is not required to do so. If such restoration, repair or replacement is not accomplished prior to the Closing Date, whether or not extended as provided herein, the Purchaser may, at its option:

    (a) terminate this Agreement upon written notice to Seller; or

    (b) receive all insurance proceeds paid or payable to Seller in excess of amounts actually applied towards such restoration, repair or replacement, close this Agreement and thereafter complete such restoration, repair or replacement at its sole expense; provided, however, Seller shall have no further liabilities with respect to such damage or destruction after payment to Purchaser of such insurance proceeds.


15. MISCELLANEOUS PROVISIONS.

    15.1 EXPENSES. Except as otherwise expressly provided herein, each party shall pay the fees and expenses incurred by it in connection with the transactions contemplated by this Agreement. If any action is brought for breach of this Agreement or to enforce any provision of this Agreement, the prevailing party shall be entitled to recover court costs, arbitration expenses and reasonable attorneys' fees.

    15.2 PRORATIONS. Except as otherwise provided in the Time Brokerage Agreement, all items of income and expense arising from the operation of the Station with respect to the Station Assets and the Assumed Liabilities on or before the close of business on the Time Brokerage Date shall be for the account of the Seller and thereafter shall be for the account of the Purchaser. Proration of the items described below between the Seller and the Purchaser shall be effective as of 11:59 p.m., local time, on such date and shall occur as follows with respect to those rights, liabilities and obligations of the Seller transferred to and assumed by the Purchaser hereunder and except as otherwise provided in the Time Brokerage Agreement:

    (a) Liability for state and local taxes assessed on the Station Assets payable with respect to the tax year in which the Time Brokerage Date falls shall be prorated as between the Seller and the Purchaser on the basis of the number of days of the tax year elapsed to and including such date, appropriately adjusted with respect to improvements to the Station Assets effected by Purchaser after the Time Brokerage Date.

    (b) Prepaid items and accruals such as fees under the Time Brokerage Agreement, water, electricity, telephone, other utility and service charges, lease expenses, license fees (if any) and payments under any contracts to be assumed by the Purchaser shall be prorated between the Seller and the Purchaser on the basis of the period of time to which such liabilities, prepaid items and accruals apply.

All prorations shall be made and paid insofar as feasible on the Time Brokerage Date with a final settlement to be made on the Closing Date. The Seller and the Purchaser agree to assume, pay and perform all costs, liabilities and expenses allocated to each of them pursuant to this Section 15.2.

    15.3 AMENDMENT. This Agreement may be amended at any time but only by an instrument in writing signed by the parties hereto.

    15.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if mailed by certified mail, return receipt requested, or by nationally recognized "next-day" delivery service, to the parties at the addresses set forth below (or at such other address for a party as shall be specified by like notice), or sent by facsimile to the number set forth below (or such other number for a party as shall be specified by proper notice hereunder):

If to the Purchaser:

    c/o Heftel Broadcasting Corporation
    100 Crescent Court, Suite 1777
    Dallas, Texas 75201
    ATT: McHenry T. Tichenor, Jr.
    Fax: (214)855-8881

With a copy (which shall not constitute notice) to:

    Crouch & Hallett, L.L.P.
    717 North Harwood Street, Suite 1400
    Dallas, Texas 75201
    ATT:  Bruce H. Hallett
    Fax:  (214)953-0576

If to the Seller:

    Roy E. Henderson
    14318 Spring Maple Lane
    Houston, Texas 77062

With a copy (which shall not constitute notice) to:

    Henry E. Crawford, Esq.
    Suite 900
    1150 Connecticut Avenue, N.W.
    Washington, D.C.  20036

    15.5 ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and permitted assigns. The parties hereto acknowledge and agree that Purchaser may assign its rights and obligations hereunder to an affiliated corporation and such affiliated corporation shall be deemed the "Purchaser" pursuant hereto; provided, however, if such assignment occurs, Tichenor Media System, Inc. will continue to have ultimate responsibility for all obligations, representations and duties contained herein and shall guarantee the obligations of such assignee hereunder.

    15.6 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    15.7 HEADINGS. The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof.

    15.8 ENTIRE AGREEMENT. This Agreement and the documents referred to herein contain the entire understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties, conveyances or undertakings other than those expressly set forth herein. This Agreement supersedes any prior agreements and understandings between the parties with respect to the subject matter.

    15.9 WAIVER. No attempted waiver of compliance with any provision or condition hereof, or consent pursuant to this Agreement, will be effective unless evidenced by an instrument in writing by the party against whom the enforcement of any such waiver or consent is sought.

    15.10 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

    15.11 CERTAIN DEFINITIONS. As used in this Agreement, "affiliates" of a party shall mean persons or entities that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, such party.

    15.12 INTENDED BENEFICIARIES. The rights and obligations contained in this Agreement are hereby declared by the parties hereto to have been provided expressly for the exclusive benefit of such entities as set forth herein and shall not benefit, and do not benefit, any unrelated third parties.

    15.13 MUTUAL CONTRIBUTION. The parties to this Agreement and their counsel have mutually contributed to its drafting. Consequently, no provision of this Agreement shall be construed against any party on the ground that such party drafted the provision or caused it to be drafted or the provision contains a covenant of such party.

    15.14 RELATED AGREEMENTS. Pending the occurrence of the Closing, the Option Agreement and the Time Brokerage Agreement shall remain in full force and effect. Each of the parties acknowledges that the other is not in default thereunder or under any related agreements or waives any such default. Upon the occurrence of the Closing, each of such agreements shall terminate immediately. In the event of the termination of this Agreement prior to the Closing the $330,000 portion of the purchase price paid on the date hereof shall be deemed to be a prepayment of fees under the Time Brokerage Agreement for an additional three-year period, (ii) the term of the Time Brokerage Agreement shall be correspondingly extended to November 30, 2004, and (iii) in the event that Seller exercises its right to terminate the Time Brokerage Agreement, pursuant to the second sentence of Section 2.2 hereof, the payment otherwise required to be made to TMS in consideration of such early termination shall be increased by $300,000 (which payment shall be in addition to, and not as a credit towards, the Unearned Portion referenced in the Second Addendum to the Time Brokerage Agreement or the $750,000 referenced in Section 2.2 of such agreement).

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                        TICHENOR MEDIA SYSTEM, INC.



                        By:  /s/ McHenry T. Tichenor, Jr.
                             ----------------------------------------
                             McHenry T. Tichenor, Jr.
                             President

                        ROY E. HENDERSON


                        By:   /s/ Roy E. Henderson
                             ----------------------------------------
                             Roy E. Henderson


                        FORT BEND BROADCASTING COMPANY, INC.



                        By:   /s/ Roy E. Henderson
                             ----------------------------------------
                             Roy E. Henderson
                             President

                                  INDEX TO EXHIBITS



A   Excluded Assets

B   Description of Real and Personal Property included in the Station Assets

C   Assumed Liabilities

D   Seller's Disclosure Schedule

                                                                      Exhibit A

                                   Excluded Assets


1.  The cash and cash equivalents of the Seller

2. Seller's corporate seal, minute books, charter documents, corporate stock record books and other books and records that pertain to the organization or Seller

                                                                      Exhibit B


                         Real Property and Tangible Property



DESCRIPTION OF REAL PROPERTY

1.5 acres out of 17.382, R.H. Hunter Survey AB-205, Fort Bend County



LISTING OF OTHER TANGIBLE PROPERTY

Transmitter, antenna, transmission tower and other equipment located at the transmitter site.

Other equipment to be provided.

                                                                      Exhibit C


                                 Assumed Liabilities


                                        None.